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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        BEN FRANKLIN RETAIL STORES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    081499105
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Benjamin Raphan, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 573-4300
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                 August 20, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |X|.

     Check the following box if a fee is being paid with the statement|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                       13D
- -------------------                                            -----------------
CUSIP NO. 081499105                                            Page 2 of 5 Pages
- -------------------                                            -----------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wechsler & Co., Inc.

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]

- --------------------------------------------------------------------------------
   3   SEC USE ONLY



- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC

- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York


- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF           1,211,659 (includes 872,000 shares issuable upon
     SHARES              conversion of convertible notes)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,211,659 (includes 872,000 shares issuable upon
                         conversion of convertible notes)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       Not Applicable
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,211,659 (includes 872,000 shares issuable upon conversion of convertible notes)

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.1%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

          BD

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 5 Pages

     This Amendment No. 1 amends and supplements the Schedule 13D, dated August 16, 1996 (the "Schedule 13D"), of (i) Wechsler & Co., Inc., a New York corporation ("WCI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and (ii) Norman J. Wechsler, Chairman of the Board, President and the principal shareholder of WCI and Chairperson of the Official Committee of Subordinated Debenture Holders of Ben Franklin Retail Stores, Inc. (the "Issuer") (WCI and Norman J. Wechsler, the "Reporting Persons") with respect to Common Stock, par value $.01 per share (the "Common Stock") of the Issuer. Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The $555,000 principal amount of 7 1/2% Convertible Subordinated Notes due June 1, 2003 (the "Notes") described in Item 5(c) were purchased by WCI in open market transactions using working capital in the amount of $99,231.25.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) According to the Company's Quarterly Report on Form 10-Q, for the Quarter ended June 30, 1996, there were outstanding 5,462,750 shares of Common Stock on July 31, 1996.

Wechsler & Co., Inc.

WCI owns 1,211,659 shares of Common Stock, comprising 19.1% of the issued and outstanding shares of the Common Stock, including (i) 339,659 shares; and (ii) 872,000 shares issuable upon conversion of $6,758,000 aggregate principal amount of Notes of the Issuer.

WCI has the sole power to vote and dispose of the shares of Common Stock and Notes owned directly by it.

Norman J. Wechsler

Norman  J.  Wechsler   beneficially  owns  1,211,659  shares  of  Common  Stock,
comprising 19.1% of the issued and outstanding shares of the Common Stock, including (i) 339,659 shares owned by WCI; and (ii) 872,000 shares issuable upon conversion of $6,758,000 aggregate principal amount of Notes of the Issuer. Mr. Wechsler, in his capacity as the principal shareholder, Chairman of the Board and President of WCI, has the sole power to direct the vote and disposition of the shares of Common Stock and Notes owned directly by WCI.



                                Page 3 of 5 Pages

     (c) Since the filing of the Schedule 13D on August 20, 1996, WCI made the following sales of shares of Common Stock and the following purchases and sales of Notes in open market transactions on the NASDAQ SmallCap Market:

                          Market Making Transactions

                                    No. of                        Price
  Transaction                       Shares                         Per
      Date                           Sold                         Share
      ----                           ----                         -----
August 13, 1996                     29,800                     $0.28125



                            Principal Amount            Price per $100
                                of Notes                   Principal
                                Purchased               Amount of Notes
                                ---------               ---------------

August 13, 1996               $ 30,000                      $15.25
August 13, 1996                 25,000                       17.125
August 14, 1996                500,000                       18.075


                            Principal Amount            Price per $100
                                of Notes                  Principal
                                 Sold                  Amount of Notes
                                 ----                  ---------------

August 13, 1996               $ 10,000                      $18.00

                        Investment Account Transactions

                                    No. of                        Price
  Transaction                       Shares                         Per
     Date                            Sold                         Share
  -----------                       ------                        -----
August 13, 1996                     11,000                     $0.25
August 15, 1996                     12,500                      0.25
August 16, 1996                     43,000                      0.25
August 19, 1996                     29,000                      0.25
August 19, 1996                        200                      0.28125
August 20, 1996                     25,000                      0.28125


     Other than as set forth above in this Item 5(c), the Reporting Persons have not effected any transactions in the Common Stock or Notes since the filing of the Schedule 13D.



                                Page 4 of 5 Pages

                                   SIGNATURE




     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 1996


                              WECHSLER & CO., INC.


                              By: /s/ Norman J. Wechsler
                                  ---------------------------------
                                  Norman J. Wechsler, President


                                  /s/ Norman J. Wechsler
                                  ---------------------------------
                                  Norman J. Wechsler




                                Page 5 of 5 Pages